United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

120076 10 4

(CUSIP Number)

                December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]Rule 13d-1(b)
[	]Rule 13d-1(c)

[ X ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 1 of 5

(1) Names of reporting persons.	Barney Ebsworth
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	1,947,264
(6) Shared voting power.	None
(7) Sole dispositive power.	1,947,264
(8) Shared dispositive power.	None
(9) Aggregate amount beneficially owned by each reporting person.	1,947,264
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	9.7%
(12) Type of reporting person (see instructions).	IN

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 2 of 5

(1) Names of reporting persons.	The Barney A. Ebsworth Living Trust dated July 23, 1986
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	1,942,691
(6) Shared voting power.	None
(7) Sole dispositive power.	1,942,691
(8) Shared dispositive power.	None
(9) Aggregate amount beneficially owned by each reporting person.	1,942,691
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	9.7%
(12) Type of reporting person (see instructions).	OO (Trust)

Item 1.

(a)	Name of issuer:

Build-A-Bear Workshop, Inc.

(b)	Address of issuer’s principal executive offices:

1954 Innerbelt Centre Drive

St. Louis, Missouri 63114

Item 2.

(a)	Name of person filing:

Barney Ebsworth

The Barney A. Ebsworth Living Trust dated July 23, 1986

Barney Ebsworth and The Barney A. Ebsworth Living Trust dated July 23, 1986 (the “Reporting Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file Amendment No. 1 to this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

4053 Hunts Point Road

Hunts Point, Washington 98904

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 3 of 5

(c)	Citizenship:

Barney Ebsworth	United States of America
The Barney A. Ebsworth Living Trust dated July 23, 1986	United States of America

(d)	Title of class of securities:

Common Stock of Build-A-Bear Workshop, Inc.

(e)	CUSIP No.:

120076 10 4

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Barney Ebsworth controls the voting and/or investment power for the shares held by The Barney A. Ebsworth Living Trust dated July 23, 1986 (1,942,691 shares) as trustee of the trust. Barney Ebsworth also owns 4,573 restricted shares.

(b)	Percent of class:

Barney Ebsworth	9.7%
The Barney A. Ebsworth Living Trust dated July 23, 1986	9.7%

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 4 of 5

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Barney Ebsworth	1,947,264
The Barney A. Ebsworth Living Trust dated July 23, 1986	1,942,691

(ii) Shared power to vote or to direct the vote	None .

(iii) Sole power to dispose or to direct the disposition of:

Barney Ebsworth	1,947,264
The Barney A. Ebsworth Living Trust dated July 23, 1986	1,942,691

(iv) Shared power to dispose or to direct the disposition of	None .

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.         [ ]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Item 4(a)

Item 8.

Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.

Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 5 of 5

Item 10. Certifications.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

THE BARNEY A. EBSWORTH LIVING TRUST

/s/ Barney Ebsworth	By:	/s/ Barney Ebsworth
Barney Ebsworth		Barney Ebsworth Trustee

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Amendment No. 1 to Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule Amendment No. 1 jointly on behalf of each such party.

Dated: February 14, 2006

THE BARNEY A. EBSWORTH LIVING TRUST

/s/ Barney Ebsworth	By:	/s/ Barney Ebsworth
Barney Ebsworth		Barney Ebsworth Trustee